U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-22011

CUSIP NUMBER 87163M 10 1

(Check One):	[ ]	Form 10-K and Form 10-KSB	[ ]	Form 20-F	[X]	Form 10-Q and 10-QSB	[ ]	Form N-SAR

For Period Ended: April 30, 2009

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:	Synovics Pharmaceuticals, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):	5360 Northwest Avenue 35th Avenue,

City, State and Zip Code:	Ft. Lauderdale, FL 33309

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date ☒; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable. ☐

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Mahendra Desai	(954) 486-4590

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

Synovics Pharmaceuticals, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 16, 2009	By	/s/ Mahendra Desai

			Name:	Mahendra Desai
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

Synovics Pharmaceuticals, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the three months ended April 30, 2009 as compared to the same period in the prior fiscal year.

Based on information available to us at this time, revenue decreased from approximately $6.1 million in the three months ended April 30, 2008 to approximately $2.8 million in the three months ended April 30, 2009, total expenses decreased from approximately $3.3 million in the three months ended April 30, 2008 to approximately $2.1 million in the three months ended April 30, 2009, other expenses decreased from approximately $2 million in the three months ended April 30, 2008 to approximately $0.5 million in the three months ended April 30, 2009 resulting in the reduction of net loss from approximately $2.9 million in the three months ended April 30, 2008 to approximately $2.6 million for the three months ended April 30, 2009. The substantial decrease in revenue was the result of decreases in sales of the Rx product line and our products containing ephedrine and guaifenesin. The decrease in total expenses was the result of our reduction in sales revenue and a reduction in selling, general and administrative expense offset by a slight increase in research and development costs. The decrease in other expenses was attributable to the significant reduction in outstanding debt during the previous fiscal year.

The foregoing is qualified in its entirety by reference to our unaudited financial statements for the three months ended April 30, 2009, to be filed in our Quarterly Report on Form 10-Q for the three months ended April 30, 2009.